UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For July, 2007

Distribution and Service D&S, Inc.
(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

D&S Announced Today the Filing of Its 2006 Annual Report on Form 20-F With the Securities and Exchange Commission

SANTIAGO, Chile, July 13 /PRNewswire-FirstCall/ -- Distribucion y Servicio D&S S.A. (NYSE: DYS) (Latibex: XDYS) announced today the filing of its Annual Report on Form 20-F for the year ended December 31, 2006 with the Securities and Exchange Commission (SEC).

In compliance with SEC regulations, the Form 20-F 2006 will be available on our website at http://www.dys.cl Hard copies of the audited financial statements are available to shareholders free of charge upon request.

D&S is a group of companies whose core business is food retail through the different retail formats it has developed through the years. The core business includes the supermarkets Express by LIDER, the hypermarkets Hiper by LIDER and the new discount format under the Ekono banner. In close relationship with this retail business, the real estate division develops and manages supermarkets and shopping centers to ensure the best locations to efficiently serve our customers throughout the country. Finally, the financial services division grants credit to consumers through the PRESTO card, and develops a number of products and services that add value to the commercial proposal and increase profitability for the Company.

At December 31, 2006 the Company employs more than 35,000 associates and operates 103 LIDER stores, 9 shopping centers and 75 PRESTO branches along the country, in addition to 4 distribution centers. Net revenues for 2006 were US$3,187 million and net income reached US$74 million.

SOURCE Distribucion y Servicio

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Alejandro Droste Bertolo
Alejandro Droste Bertolo
Chief Financial Officer

Dated: July 19, 2007